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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Dolan                            Michael                  J.
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   (Last)                           (First)             (Middle)

c/o Young & Rubicam Inc., 285 Madison Avenue
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                                    (Street)

New York                           New York               10017
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticket or Trading Symbol


Young & Rubicam Inc.  (YNR)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


5/99
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below) -
                                                    See Note (1)
Vice Chairman and
Chief Financial Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, par value
$0.01 per share (1)                    5/24/99        S              41,926       D   $35.9835    273,359        D
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Common Stock, par value
$0.01 per share (1)                                                                                 400          I        By wife
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Common Stock, par value
$0.01 per share (1)                                                                                 400          I        By son
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Common Stock, par value
$0.01 per share (1)                                                                                 400          I        By son

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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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ICP Options (right  $37.25  5/25/99    A         200,000     (2)     5/25/09  Common      200,000         200,000    D
             to buy)                                                          Stock
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Explanation of Responses:


(1) Shares of Common Stock are represented in the hands of the Reporting Person by Voting Trust Certificates issued by the Management Voting Trust, established pursuant to the Management Voting Trust Agreement, which holds (and has the sole right to vote) shares of Common Stock beneficially owned by certain employees and former employees of Young & Rubicam Inc. Voting Trust Trust Certificates and the shares of Common Stock which they represent may not be sold or purchased apart from one another.

(2) The above grant of ICP Options will become exercisable with respect to 33 1/3% of the shares subject to such options on 05/25/00, with respect to an additional 33 1/3% of such shares on 05/25/01, and with respect to the remaining 33 1/3% of such shares on 05/25/02.






      /s/ Mark T. McEnroe,
     as attorney-in- fact for
       Michael J. Dolan                                  06/10/99
   -----------------------------                        ----------
   **Signature of Reporting Person                       Date

**     Intentional misstatements or omissions of facts constitute
       Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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